TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                                        Filed by General Motors Corporation (GM)
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corproation
                         Pursuant to Rule 425 under the Securities Act  of  1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                 Commission File No.:  001-00143


The following is a letter to the employees of Hughes Electronics Corporation dated May 2, 2001:

To HUGHES Employees

Yesterday, GM and HUGHES stated that "after review by the board of HUGHES and as part of their evaluation of strategic restructuring alternatives, the GM Board of Directors has authorized proceeding with further discussions with The News Corporation Limited and Sky Global Networks, Inc., a subsidiary of News Corporation, regarding a proposal to combine HUGHES with Sky Global."

You may be asking what this means. Well, in the immediate future, it means that negotiations and discussion will continue between GM, HUGHES and News Corporation. If GM, HUGHES and News Corporation reach a binding agreement, several more steps would follow. First, the agreement would be submitted for review and approval by the Boards of Directors of HUGHES, GM and News Corporation. After that, shareowners of GM and GMH stock would be asked to approve the agreement. In addition, the agreement would be subject to various governmental reviews. A transaction based on the News Corporation proposal could not be concluded unless and until all these steps have been taken.

As you can see, this process is likely to be time consuming. Ongoing uncertainty about the future is difficult for everyone on both a personal and a business level. The process we are engaged in involves many complex variables, making progress toward closure much slower than any of us would like.

It has been said that anticipating change is more difficult than change itself. I thank you for your dedication and patience during this process and I ask that you remain focused on the task at hand: competing aggressively in our markets and increasing customer satisfaction daily. I will continue to focus my efforts on achieving the best result for GMH and GM shareowners, HUGHES employees and our company. Together, we have built a powerful force in digital and broadband entertainment and communications. Our future success will be determined by our ability to stay the course and maintain our market lead.

The press has often referred to HUGHES as a "crown jewel." Thank you for everything you've done to make it a reality.

Mike Smith
Chairman & CEO, HUGHES



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   STATEMENT REGARDING ADDITIONAL INFORMATION THAT MAY BECOME AVAILABLE

     If a transaction is to be proposed to GM stockholders as a result of the discussions referred to above, related filings will be made with the Securities and Exchange Commission, including a Registration Statement and a proxy/consent solicitation statement on Form S-4, which will include a prospectus. Because those documents would contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction related documents for free from General Motors. Such documents are not currently available.

     General Motors, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with any transaction that might be proposed to GM stockholders. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.